Ecopetrol announces the dates of the publication of its first quarter 2022 earnings report and conference calls

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that on Tuesday May 10th, 2022, after market close, it will release its financial and operating results for the first quarter 2022.

On Wednesday, May 11th, 2022, Ecopetrol’s senior management will host two conference calls to review the results, one in Spanish and the other in English. Please find below the timing, dial-in and links to access the conferences:

Spanish Conference Call	English Conference Call
08:00 a.m. Col Time	10:00 a.m. Col Time
09:00 a.m. NY Time	11:00 a.m. NY Time
US Dial-in #: 1 (404) 400-0571	US Dial-in #: 1 (404) 400-0571
US Dial-in # (Toll Free): 1 (866) 374-5140	US Dial-in # (Toll Free): 1 (866) 374-5140
Local Colombia Dial-in #: 57 601 485 0348	Local Colombia Dial-in #: 57 601 485 0348
Local Colombia Dial-in # (Free Toll): 01 800 5 190 788	Local Colombia Dial-in # (Free Toll): 01 800 5 190 788
Passcode: 99970813	Passcode: 44150429

To access the webcast, the following links will be available:

Spanish:

https://onlinexperiences.com/Launch/QReg/ShowUUID=7B8E007C-B3F7-4B44-BC9C-94AA27FF1B84&LangLocaleID=1034

English:

https://onlinexperiences.com/Launch/QReg/ShowUUID=04C13212-39F4-4E2E-A14B-4D13E40CBECA&LangLocaleID=1033

To ask a question, you will need to access the conference through the telephone lines specified at the top of this release.

Participants from different countries may search for different international numbers to the ones mentioned above by consulting the list at the end of this release.

The earnings release, slide presentation, live webcast and recording of the conference call will be available on Ecopetrol’s website: www.ecopetrol.com.co.

Please verify in advance the proper operation of the webcast in your browser. We recommend the use of the latest versions of Internet Explorer, Google Chrome and Mozilla Firefox.

Bogota D.C., May 3, 2022

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 17,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For further details, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Correo electrónico: investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Téllez

Email : mauricio.tellez@ecopetrol.com.co

International dial-in numbers

Australia Toll-Free: 8004440879

Australia Toll: +61283115350

Brazil Toll-Free: 8007610711

Brazil Toll: +551140403733

Canada Toll-Free: 8664553403

Canada Toll: 6474848332

Chile Toll-Free: 12300205906

China Toll-Free: 108001202400

China Toll: 4008210576

Colombia Toll-Free: +578005190788

Colombia Toll: +576014850348

France Toll-Free: 805102712

France Toll: +33172256760

Germany Toll-Free: 8001897777

Germany Toll: +496922221158

Hong Kong Toll-Free: 800933752

India Toll-Free: 18002667181

Japan Toll-Free: 6633812339

Japan Toll: +81345789384

Malaysia Toll-Free: 1800189583

Mexico Toll-Free: 18667791760

Mexico Toll: +525567225258

Netherlands Toll: +31207139245

Romania Toll: +40316300531

Singapore Toll-Free: 8001205193

Spain Toll-Free: 800300874

Spain Toll: +34914149964

Sweden Toll-Free: 200896845

Sweden Toll: +46850596402

Taiwan Toll-Free: 801136018

Thailand Toll-Free: 001800120666601

United Kingdom Toll-Free: 8082389813

United Kingdom Toll: +442031004191

United States Toll-Free: 8663745140

United States Toll: 4044000571